

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

<u>Via E-mail</u>
Samuel Goldfinger
Chief Financial Officer
Committed Capital Acquisition Corporation
411 W. 14th Street, 2nd Floor
New York, NY 10014

> **Re:** **Committed Capital Acquisition Corporation**
> **Current Report on Form 8-K**
> **Filed October 16, 2013**
> **File No. 000-52651**

Dear Mr. Goldfinger:

We have completed our review of your Form 8-K filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc:     <u>Via E-mail</u>
        Jeffrey Schultz, Esq.